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                              January 3, 2022

       Tak Ching Poon
       Chief Executive Officer
       ALE Group Holding Ltd
       Unit 1005, 10/F, Tower A
       Mandarin Plaza, 14 Science Museum Road
       Tsim Sha Tsui, Hong Kong

                                                        Re: ALE Group Holding
Ltd
                                                            Post-Effective
Amendment No. 5 to Registration Statement on Form F-1
                                                            Filed November 22,
2021
                                                            File No. 333-239225

       Dear Mr. Poon:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment No. 5 to Registration Statement on Form F-1 filed November 22,
       2021

       Summary of Risk Factors, page 1

   1. Please revise to provide here a cross-reference to the applicable page in your risk factor disclosure for each
risk factor listed.
       Recent Regulatory Development in PRC, page 6

   2. We note your response to comment 2. Please provide on your cover page a brief description of whether
you are required to obtain any approvals to offer securities to foreign investors,
whether you have received such approvals and the consequences to you and your investors if
you do not receive or maintain the approvals, inadvertently conclude
 Tak Ching Poon
ALE Group Holding Ltd
January 3, 2022
Page 2
         that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.
Risk Factors, page 11

3. We note your response to our comment 4. Please revise to acknowledge that the SEC recently adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act, summarize the content of those rules and how they could impact you.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Scott Anderegg at 202-551-8071 or Dietrich King at 202-551-8071 with any question.



FirstName LastNameTak Ching Poon                                Sincerely,
Comapany NameALE Group Holding Ltd
                                                                Division of
Corporation Finance
January 3, 2022 Page 2                                          Office of Trade
& Services
FirstName LastName